UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

ZAYO GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98919V105

(CUSIP Number)

December 31, 2014

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98919V105	Schedule 13G	Page 1 of 5

1	NAMES OF REPORTING PERSONS Oak Investment Partners XII, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,997,307
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,997,307
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,997,307
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98919V105	Schedule 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS Oak Associates XII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,997,307
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,997,307
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,997,307
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 98919V105	Schedule 13G	Page 3 of 5

ITEM 1. (a)	Name of Issuer:

Zayo Group Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1805 29th Street, Suite 2050

Boulder, CO 80301

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

(b)	Address of Principal Business Office:

The business address of each of the Reporting Persons is c/o Oak Investment Partners, 901 Main Avenue, Suite 600, Norwalk, CT 06851.

(c)	Citizenship:

Oak Investment Partners XII, Limited Partnership	Delaware
Oak Associates XII, LLC	Delaware

(d)	Title of Class of Securities:

Common stock, $0.001 par value per share (“Common Stock”).

(e)	CUSIP Number:

98919V105

ITEM 3.

Not applicable.

CUSIP No. 98919V105	Schedule 13G	Page 4 of 5

ITEM 4.	Ownership.

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2014, based upon 239,008,679 shares of the Issuer’s Common Stock outstanding as of November 10, 2014.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Oak Investment Partners XII, Limited Partnership	25,997,307	10.9%	0	25,997,307	0	25,997,307
Oak Associates XII, LLC	25,997,307	10.9%	0	25,997,307	0	25,997,307

The shares are directly held by Oak Investment Partners XII, Limited Partnership. Oak Associates XII, LLC is the general partner of Oak Investment Partners XII, Limited Partnership. Oak Investment Partners XII, Limited Partnership is managed by a seven-member board of managers (the “Oak Board of Managers”). Each of Oak Associates XII, LLC and the individual members of the Oak Board of Managers disclaims beneficial ownership of the shares held of record by Oak Investment Partners XII, Limited Partnership.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certifications.

Not applicable.

CUSIP No. 98919V105	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

OAK INVESTMENT PARTNERS XII, LIMITED PARTNERSHIP
By: Oak Associates XII, LLC, its general partner

By:	/s/ Edward F. Glassmeyer
Name:	Edward F. Glassmeyer
Title:	Managing Partner

OAK ASSOCIATES XII, LLC

By:	/s/ Edward F. Glassmeyer
Name:	Edward F. Glassmeyer
Title:	Managing Partner

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement